Exhibit 14.1

Code of Business Conduct and Ethics
Cronos Group Inc.
Effective as of November 1, 2018

Department:	Legal
Policy Owner:	Xiuming Shum, General Counsel
Policy Validator:	Board of Directors of Cronos Group Inc.
For updates or additions, please contact the Legal Department at corporate.secretary@thecronosgroup.com
This document is uncontrolled when printed. For the current, official copy of this policy, please refer to the Legal Department at corporate.secretary@thecronosgroup.com

Version 2018B

Exhibit 14.1

RESPONSIBILITIES TO COMPLY WITH THE LAW AND THIS CODE, AND REPORT NON-COMPLIANCE13
SECTION 3: REPORTING NON-COMPLIANCE................................................................................................................    14
REPORTING CODE AND NON-CODE CONCERNS AT CRONOS-OPERATED SITES AND OFFICES15

Section 1: Overview and Standards

TABLE OF CONTENTS

Scope
This Code applies to all Employees of Cronos Group Inc. and its subsidiaries and affiliates controlled by, or under common control of, Cronos Group Inc. (“Cronos Group” or the “Company”). This Code applies to Cronos Group, together with its subsidiaries and affiliates, every Cronos Group employee, including the Chief Executive Officer, other senior executives and financial officers, and members of the Board of Directors (the “Board”). This Code also applies to all Cronos Group contractors and suppliers, and third-party vendors also are expected to meet the standards contained in this Code.

This Code may be amended from time to time to reflect changing circumstances and supersedes all prior versions.

Purpose
The Board of Cronos Group has adopted this Code of Business Conduct and Ethics (this “Code”) which embodies the Company’s commitment to conduct its business in accordance with all applicable laws, rules and regulations and the highest ethical standards.
What does the Code encompass?
Being a responsible company means upholding the highest ethical standards and complying with all applicable laws and regulations, industry practices and international norms, as well as this Code and all other Cronos Group policies or requirements.
If you have questions about the Code, contact the Legal Department at corporate.secretary@thecronosgroup.com .
What are my responsibilities as an employee or contractor?
Everyone at Cronos Group has a responsibility to act ethically. As employees, we have a duty to understand and follow the Code and all laws, regulations and company policies that apply to our jobs. We are all expected to conduct business according to the highest ethical standards, and report issues and concerns that we may have. Contractors have a similar expectation when they perform work for Cronos Group.
While the Code forms a strong foundation for ethical business conduct, it is not a substitute for common sense and good judgment, nor does it address every situation we encounter. If you are ever unsure about what to do in a particular situation, ask yourself:

•	Does the action comply with the Code and other Cronos Group policies?

•	Is the action legal?

•	Does it feel right and am I comfortable with the decision?

•	Am I confident that I don’t need to consult anyone else?

•	Would the person I respect most support this decision?

•	Have I applied the “newspaper test” (e.g., how would it look on the front page)?

•	Am I confident our shareholders and external partners would react positively?
If you have any doubts about what’s right or what you should do, ask questions and voice your concerns. If you think an actual or potential violation has occurred, it’s important to come forward and report your concerns immediately. The end of this Code describes how to report a concern.
Misconduct cannot be justified by saying it was ordered by someone else, even in management. Nobody has the authority to require you to act in a way that is illegal or violates Cronos Group’s policies.
You should also be alert to potential improper conduct, including fraudulent or unlawful activities. That obligation extends to your own functional unit and others, as we all have an obligation to prevent improper conduct from occurring and report it when it does.

What are my responsibilities as a manager?
Managers must act as leaders. You are expected to demonstrate a personal commitment to Cronos Group standards and foster an environment where employees feel comfortable asking questions and reporting issues. Managers must also make direct reports aware of their obligations under the Code and the policies and procedures that apply to them.
You are expected to be open to questions about the Code and our policies, and to identify the right resource for employees who have good faith questions or concerns. We advise employees to seek guidance from your manager on the best course of action if they have concerns over potential violations of the Code, our policies, or the law. When you are approached, be ready to give honest, ethical and appropriate answers; if you do not have the answer, refer the employee to the Legal Department.
What happens when a report is made?
When we receive a report of a potential violation of the Code, we investigate it promptly and take corrective action as appropriate based on the findings. We expect all employees to cooperate in investigations fully and candidly. Obstructing an investigation, providing false or misleading information, or failing to cooperate may lead to disciplinary action up to and including immediate termination.
The Legal Department will promptly address all Code allegations and recommending corrective actions to local or head office management, as appropriate. The General Counsel is responsible for allegations that raise the most serious violations of the Code. The General Counsel reports regularly to the Audit Committee of the Board on serious Code violations and suspected Code violations.
Which employees have a significant role in Cronos Group internal controls?
Members of the Executive Committee, heads of departments, employees who work in the internal audit, finance and accounting or legal functions, and other employees who are designated as holding positions of trust.
What kind of discipline is there for Code violations?
If employees, contractors, or third-party vendors are found to violate the Code, they will be subject to disciplinary action or contractual remedies. The nature of the discipline is determined by several factors, including the seriousness and frequency of the violation, past misconduct, relevant knowledge or intent, and prior training. Common disciplinary actions for employees are:

•	mentoring or counseling

•	verbal warning

•	suspension

•	focused training

•	written warning or reprimand

•	termination
In appropriate cases (for example, reports of serious human rights violations), referrals may be made to law enforcement, and/or repayment or restitution may be sought.
We do not tolerate retaliation and encourage good faith reporting.
We will not tolerate retaliation by anyone, regardless of their level or position, against an employee, contractor or other third-party vendor for raising concerns or questions regarding ethics, or for reporting suspected Code violations in good faith. We take claims of retaliation very seriously and investigate them in the same manner as allegations of Code breaches. Anyone found to be engaging in any form of retaliation or reprisal may be subject to disciplinary action up to and including termination of employment.
To be clear, we encourage employees to raise concerns, and try to protect those that do. An employee or contractor who in good faith seeks advice, asks a question or reports known or suspected misconduct is doing the right thing. We encourage and expect our workforce to voice concerns and questions. The Company’s policy on whistleblowers provides employees with a means to report any wrong-doing and means for the Company to investigate and follow-through with any allegations. Employees will have an avenue to report any wrong-doing and/or unethical behavior about fellow Cronos Group employees or Cronos Group management or members of the Board and ensure their legitimate concerns are followed up on. Moreover, whistleblowers will be confident that they will be protected from any retaliation. However vexatious allegations made in bad faith will not be subject to such protection.
In addition, reasonable efforts will be made to keep any allegations about suspected Code violations confidential throughout the investigation process, taking into account the need to obtain sufficient information to conduct a thorough investigation. If you prefer to report an allegation anonymously through the Compliance Hotline, please provide enough details and information about the incident or situation to allow Cronos Group to investigate properly. Information about the hotline is included at the end of this Code.

STANDARDS OF CONDUCT
Responsibilities to Our Shareholders
Conflicts of Interest
Advancing together means we put the interests of Cronos Group before our own. We avoid conflicts of interest where someone might question whether we are acting for Cronos Group’s benefit or for personal gain. Conflict situations arise when an employee or director takes actions or has private interests that may make it difficult to perform his or her company work objectively and effectively. These types of situations may cause us to make decisions based on personal gain rather than the best interests of Cronos Group. They make it appear that we are using our positions at Cronos Group to obtain an improper personal benefit for ourselves. Where Cronos Group employees believe they or others may face circumstances that create, or could be seen as creating, a conflict of interest, they should raise the issue with their manager, their manager’s manager or the Legal Department.
It is important to remember, we respect the right of employees and directors to take part in activities outside of their jobs. These might be financial activities, business activities, or charitable or social activities. When these activities are pursued, they must be free of conflict with responsibilities as Cronos Group employees and directors. In addition, where employees wish to serve as directors, officers, employees or consultants of a competitor, business partner or potential business partner, they must obtain prior approval of the relevant head of Department and the Legal Department. For Cronos Group directors in particular, serving as directors or officers of a competitor or business partner, or otherwise professionally engaging with a competitor or business partner, requires prior approval of the Board.
Similar conflict situations can also arise when employees and directors invest or trade in shares of a competitor, or an actual or potential business partner. These kinds of investments may also run afoul of relevant laws. Under our policies, employees and directors generally may not make investments in competitors or actual or potential partners, except for shares of a publicly traded company involving less than five percent of a company’s issued shares.
Gifts
At heart, our business is a partnership. By always looking for ways to create mutual prosperity, we become the trusted partner. This means conducting our business based on sound decisions and fair dealings. The ethical conduct of our suppliers and contractors, as with our employees, is vital to our success. Business gifts and entertainment can build goodwill, but they can also make it harder to be objective about the person who provides them. We must not either ask for or accept any gifts or other benefits from actual or potential business partners, where doing so might impair or be seen to impair our ability to perform our duties in a fair and unbiased manner. Gifts of cash or cash equivalent, such as vouchers, must never be accepted.
Public Disclosure
As we work together to create mutual value with our partners, we also must respect the information our shareholders need to make informed investments in our company. We are committed to providing timely, factual and accurate disclosure of material information about the company to our shareholders, the financial community and the public at large, including in filings with government authorities. Employees and directors are not permitted to make any disclosure of material, non-public information about the company to anyone outside of the company unless it is permitted by our Disclosure Policy, which contains our requirements surrounding public disclosure. If an employee or director believes that the Disclosure Policy has been violated, he or she must notify their head of Department.
Financial Controls and Records
It is vital that we maintain accurate financial records and a system of financial controls. Our financial records serve as a basis for managing our business and helping to fulfill our responsibilities to our shareholders, employees and other partners. The integrity of our financial records is also important to our compliance with accounting, tax, public disclosure laws and regulations and other requirements.

We all have a responsibility to help maintain appropriate accounting and financial records and follow our system of internal financial controls and relevant legal requirements. Whether we are creating company records or receiving documents from third parties, documents should be created in a timely manner, be accurate, be complete, and have reasonable detail of the transaction. This applies to all company records, whether it is an expense report we create or an invoice we receive. Employees with control over company assets and transactions must establish and/or maintain a system of internal controls in their area of responsibility that is designed to (a) prevent unauthorized, unrecorded or inaccurately recorded transactions; and (b) permit the preparation of financial statements according to generally accepted accounting principles or the International Financial Reporting Standards, as appropriate.
Anti-Money Laundering
We are directly or indirectly subject to a variety of anti-money laundering laws that apply to our operations, including Canada’s Proceeds of Crime (Money Laundering) and Terrorist Financing Act, the Criminal Code of Canada, the U.S. Bank Secrecy Act (including the amendments thereto in the USA PATRIOT Act) and others in the jurisdictions where we operate. Money laundering is the process of transforming the proceeds of illegal activity into apparently legitimate assets. Any act or attempt to disguise the source of money or assets derived from criminal activity, or to deal in such money or assets or their proceeds, can be considering money laundering. These crimes include illegal drug trafficking, illegal arms sales, smuggling, prostitution, human trafficking, illegal immigration, embezzlement, insider trading, bribery, fraud, and any other criminal act. Money laundering is illegal and can result in significant penalties even if the person or business concealing the proceeds had no involvement in the underlying crimes. We will not provide financial support or assistance to anyone engaged in criminal activity, nor will we be involved in or support any process by which individuals or entities try to conceal the proceeds of criminal activity or otherwise try to make these funds look legitimate.
Insider Trading
Trading on inside information is strictly prohibited and a criminal offense. Inside information is information important enough to potentially affect a company’s stock price, but which is not yet public. Examples of inside information include: financial results, earnings projections, changes in senior management, or information about acquisitions, divestments, option agreements or partnership agreements. Inside information may relate to Cronos Group, as well as other companies, including our contractors and business partners. Consequently, if we have access to inside information about Cronos Group or one of our business partners, we may not trade in that company’s stock (including equity securities, convertible securities, options, bonds and any stock index containing the security), until after the information is made public. Nor may we “tip” others to do so. Trading on inside information, or “tipping” others, is known as insider trading and is a violation of U.S., Canadian, and other laws. We have an Insider Trading Policy to help make sure we comply with these requirements. If you have any questions about the policy or the law, contact the Legal Department.
Business Opportunities
Advancing together means protecting and advancing the company’s legitimate interests. None of us should compete with the company. We may not take improper advantage of business opportunities discovered through the use of company property, information or position. We are also prohibited from using company property, information or position for personal gain.
Examples of business opportunities include:

•	marketing or selling a process you developed at Cronos Group; and

•	investing in the technology of a third party you meet because of your position at Cronos Group, in which Cronos Group also may have an interest in investing.
Protection and Proper Use of Company Assets
Advancing together means protecting company property. Our assets can be physical, such as equipment and vehicles, computers and software, and reports and records. Assets can also be non-physical, such as the company name, trade secrets, banking information, strategies and even our time at work. Protecting our assets from loss, damage, theft, misuse, and waste is the responsibility of every employee because it directly impacts our profitability and our reputation. That includes being prudent in incurring and approving business expenses, working to minimize expenses and ensuring that expenses are reasonable and serve the company’s business interests.
Cronos Group’s anti-fraud and anti-corruption policies set out the Company’s expectations and requirements relating to suspected fraudulent activities and misappropriation.
Confidentiality of Information
Information is an asset, and our partners and shareholders depend on our diligence in protecting company assets. We must protect our financial results, our prospects or our technical data just as we protect our equipment. Our business partners likewise depend on our diligence in protecting confidential information that they provide us, and only using that information for its intended purpose. We all need to hold confidential information in strict confidence, which may continue even after our employment ends.
For further details on maintaining confidentiality, see our Disclosure Policy.

Section 2: Responsibilities Under the Code

RESPONSIBILITIES TO EACH OTHER AS COLLEAGUES
Workplace Violence, Harassment or Discrimination
Advancing together means following fair employment practices and maintaining a workplace in which all individuals are treated with dignity and respect. We believe in a diverse and inclusive working environment. We see our success as dependent on the full participation of all of our colleagues - regardless of race, gender, age, color, sex, religion, sexual orientation, gender identity or expression, disability, military or veteran status, or other characteristics protected by applicable laws and regulations. We do not tolerate or condone violence or harassment of any sort, including sexual harassment. We also do not tolerate or condone any type of discrimination prohibited by law.
For further details on such matters, see our Workplace Violence and Harassment Policy and Program, and our Diversity and Discrimination Policy.
Health and Safety
To grow sustainable, long-term wealth for our company and our partners, we must work together to keep our people safe. Our safety and health vision is that every person will go home safe and healthy every day. Achieving this goal is everyone’s responsibility. We are committed to providing a safe and healthy workplace and adequate resources to meet that commitment through training programs, safety incentive programs, and occupational health programs.
If at any time you do not feel that a job can be performed in a safe manner, whether by you or a co-worker or contractor, you have the authority and are expected to stop the job immediately and talk to a manager without fear of repercussion.
If a safety incident occurs, make sure it is reported promptly to your manager.
We all have a responsibility to maintain a safe working environment by avoiding at-risk behaviors, as well as occupational and health and safety hazards. We also strive to share best practices, near misses, and other practical safety-related information throughout the organization so we can learn from each other and improve our work on the ground.
For further details on health and safety, see our Occupational Health and Safety Policy and our Occupational Health and Safety Manual (Ontario).

RESPONSIBILITIES TO OUR COMMUNITIES AND PARTNERS

Fair Dealing
The true currency of our business is trust. This means that we act with the highest degree of integrity. We endeavor to deal fairly with our fellow employees and our business partners. We do not seek to take advantage of anyone through manipulation, abuse of privileged information, or any other unfair-dealing practice. We do not pursue deceptive or illegal means of getting confidential information from competitors or use such confidential information if we obtain it.
Anti-Corruption
Advancing together means that we do not engage in improper, unethical, or questionable business practices. We are directly or indirectly subject to a variety of anti-corruption laws that apply to our operations, including Canada’s Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, and others in the jurisdictions where we operate.
These laws prohibit us from paying, offering, or promising anything of value, directly or indirectly, to any third party, including any government official, to obtain an improper advantage or improperly influence an official act or decision related to our business. Our policies also prohibit us from improperly seeking or accepting anything of value to provide an improper advantage to vendors or other business partners.
In meeting our anti-corruption obligations, there are a few important things to keep in mind.

•	When we talk about things of value, they can include cash, gifts, promises, meals and entertainment, travel, and hiring relatives of a third party.

•	There is no exception for small amounts. Even small payments can violate the law and may be unethical.

•
We may encounter intense pressure to make improper payments in countries where extraordinary competition exists. We should be particularly vigilant not to be tempted by statements that these kinds of practices are common, customary or condoned.

•
It is important for all of us to note that our policies prohibit improper payments to any third party, whether they are government officials or in the private sector, and the receipt of improper payments or gifts.

All employees should be familiar with our anti-bribery, anti-corruption and anti-money laundering policy and other related standards and procedures. For additional guidance, or if you have any questions about whether a specific situation falls under our policies, raise the matter promptly with your manager, who may escalate the matter to the General Counsel.
Human Rights
Advancing together means we are committed to acting with respect toward our internal and external partners. At every location that we operate, all of our employees and third parties who provide us with goods or services must respect the human rights of internal and external partners, including the local community. We do not tolerate violations of human rights. We actively seek to improve human rights in the locations in which we operate, prevent negative human rights impacts from occurring, and provide a remedy when they do. We expect our employees, directors, and third party suppliers and contractors to understand and follow our Human Rights Policy and its implementing procedures.
Environmental Practices
Responsible business practices means minimizing the impact our operations have on the environment. Sound environmental practices are in the best interests of our business, our employees, our shareholders and the communities in which we operate. We strive at all times to conduct our business in accordance with recognized industry standards, to institute policies that meet or exceed applicable environmental and safety and health laws and regulations, and to continuously look for ways to improve our environmental performance. Goals and benchmarks are established to measure environmental performance.

RESPONSIBILITIES TO COMPLY WITH THE LAW AND THIS CODE, AND REPORT NON-COMPLIANCE

Legal Compliance
It is vital that we respect the legal institutions in every jurisdiction where we do business and follow all applicable laws, rules, and regulations. This is something that applies to all of us, including every director, officer, employee and contractor. It is important that we all understand the laws, rules and regulations that govern our work. If there are any questions, you are encouraged to contact the Legal Department.
Waivers of this Code
Responsible business practices means doing the right thing, no matter what. In seeking to do the right thing, you may feel that it is necessary to seek a waiver of some aspect of the Code. Although rare, waivers may be granted by the General Counsel or the Chief Executive Officer. When they are granted, they are reported to the Board or a Committee of the Board.
If an executive officer - including members of senior management or the General Counsel - wishes to obtain a waiver of some aspect of the Code, the waiver can only be granted by the Board or a Committee of the Board. Waivers given to executive officers will be disclosed to shareholders as required by applicable rules and regulations.
Annual Acknowledgement of the Code
Once each year, as a condition of employment, you may be asked to acknowledge that you have received Code of Conduct training, understand its rules, and are not aware of any unreported violations of the Code. New employees will sign an acknowledgement that they have received, read and understand the Code, and undertaken relevant training when they start with the company.
These acknowledgements serve to confirm that employees have reviewed and understand the Code, agreed to comply with it and report concerns about Code violations, and that they are unaware of potential actions that run afoul of the Code that have not already been reported.

Section 3: Reporting Non-Compliance

REPORTING CODE AND NON-CODE CONCERNS AT CRONOS-OPERATED SITES AND OFFICES

Operating responsibly means reporting potential violations of the law and this Code and being open to hearing and addressing the complaints and concerns of internal and external partners. We all have a responsibility to prevent a violation of this Code, to identify and raise potential issues before they lead to problems, and to seek additional guidance when necessary. As mentioned, we will not tolerate retaliation of any sort against employees, contractors or suppliers for raising good faith concerns about violations of the Code or Cronos Group policies. We also maintain a procedure for Code related reports to be escalated to appropriate levels of management, including the Audit Committee of the Board.
Bear in mind, however, that not all reports that we receive involve potential violations of the Code, and therefore they may not be investigated as such. For instance, some reports might involve human resources-related concerns, or complaints by contractors. Reports that do not involve potential violations of the Code are typically referred to the department best suited to address the grievance or concern, such as Human Resources or Operations.
Of course, there may be instances in which you do not know whether your concern violates this Code or a law that applies to our business. As a general guideline, if you have any questions regarding the best course of action in a particular situation, or if you suspect a possible violation of a law, regulation or this Code, you should address the matter promptly in accordance with the guidance below.
Suspected Code Violations
As general guidance, if you do have any concern that the Code may have been violated, it should be reported promptly to local management. Below is a list of local management contacts that are most appropriate to receive suspected Code-related concerns.
There may be various reasons why reporting a concern or complaint to local management is not possible or advisable. Or you may feel that taking a concern or complaint to local management will not resolve the matter, or you are simply uncomfortable raising the issue with local management. In those instances, employees should promptly contact the General Counsel or report the matter through the Compliance Hotline by telephone or the Internet.
Suspected Serious Code Violations and Formal Reporting Channels
There are certain suspected violations of the Code that could bring serious consequences, whether legal, reputational, or related to our license to operate. Employees and suppliers are expected to use certain formal reporting channels (the “Formal Reporting Channels”) to report these types of allegations. These are the same categories of issues mentioned previously, on which the General Counsel reports regularly to the Audit Committee of the Board and involve serious Code violations and suspected Code violations. Again, they are:

•	An alleged misstatement in Cronos Group’s publicly released financial statements;

•	An alleged misrepresentation in Cronos Group’s other public disclosures;

•	Any other matter that could reasonably be expected to result in a restatement of Cronos Group’s publicly released financial statements;

•	Alleged bribery of a government official or other alleged violation of anti-corruption laws;

•	Known or suspected cases of severe human rights violations;

•	Known or suspected fraud that involves a potential cost or loss to Cronos Group;

•	Known or suspected fraud, regardless of amount, that involves an officer of Cronos Group;

•
Known or suspected fraud, regardless of amount, that involves an employee who has a significant role in Cronos Group’s internal controls, which include the Chief Executive Officer, other senior executives and financial officers, members of the Board, other senior personnel at Cronos Group, employees who work in internal audit, finance and accounting or legal functions, and other employees who are designated as holding positions of trust; or

•
An event or series of events indicative of a deterioration in the overall internal control environment at a Cronos Group site or office, including a known or suspected incident or repeated incidents which indicate significant or systemic non-compliance with applicable regulatory requirements.

If there is any doubt as to whether a matter falls within a category set out above, one of the Formal Reporting Channels described next must be used.
For concerns that fall, or which may fall into these categories, employees and suppliers are expected to use one of the following Formal Reporting Channels:

•	to the Legal Department, in person or by telephone or email;

•	through the Compliance Hotline;

•	for matters regarding accounting, internal accounting controls and other auditing matters, to the Audit Committee;

•	for matters involving the Chief Executive Office or any other senior executive or financial officer of Cronos Group, to any member of the Board (and to the General Counsel and the Compliance Hotline).

COMPLIANCE HOTLINE

The Compliance Hotline can be accessed anonymously to report concerns, taking into account the need to obtain sufficient information to conduct a thorough investigation. The Hotline is:

•	a confidential reporting service operated by an outside service provider;

•	available to all employees, as well as contractors and suppliers; and

•	available 24 hours a day, 365 days per year.
Concerns can be lodged through the Compliance Hotline by telephone or via an Internet portal.
Hotline Follow-up Tool
The Hotline also provides a follow-up tool that allows individuals who report a Code violation to communicate anonymously with those who are investigating his or her report. Through this tool, the reporter can:

•	check on the status of the report;

•	ask questions or add comments; or

•	upload information to support his or her report, such as documents, email messages, pictures, audio or video files.
Likewise, those investigating the report can also post questions or request further information from the reporter on an anonymous basis. The Hotline follow-up tool can be accessed via the same telephone numbers and Internet portal specified below.
For the Internet Portal:
The Compliance Hotline internet portal can be found at:
https://www.integritycounts.ca/org/cronosgroup
For the Telephone Service:
In Canada and the United States
Call toll-free by dialing 1 (866) 921-6714.
In Israel
Call toll-free by dialing to 00 or 014 800-2002-0033.

Section 4: Appendix

APPENDIX 1: POLICY REVISION HISTORY

Date	Requested By	Updated By	Summary of Revisions
February 2, 2018	Board of Directors	Legal (Xiuming Shum)	Original Version
November 1, 2018	N/A	Legal (Xiuming Shum)	Version 2018B: general update